SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 4, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     March 4, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SELL METSO DRIVES TO PRIVATE EQUITY INVESTOR CAPMAN FOR EUR
98 MILLION

(Helsinki, Finland, March 4, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Corporation has signed an agreement to sell Metso Drives, a manufacturer of mechanical power transmission equipment, to the funds managed by CapMan. The debt-free price of the divestment is about EUR 98 million. Metso Drives Oy and its foreign subsidiaries will be transferred to the ownership of the CapMan funds after the relevant regulatory approvals.

“For Metso, the divestiture is a strategic move,” says Jorma Eloranta, President and CEO of Metso Corporation. “Metso Drives’ net sales and profitability improved favorably in 2004. Even so, we realized that the biggest growth potential for Metso Drives is in the wind turbine sector and other sectors, which are not part of Metso’s core businesses. Cooperation with Metso Drives and Metso’s businesses, particularly Metso Paper, will continue. We consider it important that Metso Drives continues to competitively develop products and services also for Metso’s needs.”

Part of the Metso Ventures business area, Metso Drives reported net sales of EUR 157 million in 2004. It employs about 890 people in Finland, Germany, Canada, the United States, and Sweden. They will continue working under their existing employment contracts for the company to be established. Metso Drives is the world’s leading supplier of mechanical drives for the pulp and paper industry, and one of the leading manufacturers of wind turbine gears. It also provides maintenance services for its customer industries.

“Metso Drives is a technically strong player with a good position in all three of its businesses. Metso has proactively developed the company’s business, and the existing platform is a solid base for continuing business development and strengthening market position in global markets,” says CapMan’s Senior Advisor Orvo Siimestö, who will become the company’s Chairman of the Board.

Erkki Pylvänäinen will continue as President of Metso Drives. “We expect CapMan to offer us new opportunities and resources as CapMan has historically grown the business of its portfolio companies organically and through mergers and acquisitions,” says Pylvänäinen. “Continuing our cooperation with Metso also offers us added growth potential.”

Related to the divestment of Metso Drives, Metso will book a tax-free capital gain of approximately EUR 18 million in 2005. In accordance with IFRS, the capital gain will be reported as part of Discontinued operations line, below the net result of Continuing operations. The 2005 net result of Metso Drives till the finalization of the divestment will be reported under the same line.

CapMan is one of the leading private equity investors in the Nordic countries and is specialized in middle market buyouts in various industry sectors, technology investments in the IT and communications sectors, and investments in life science companies. The CapMan team includes some 80 people in Helsinki, Stockholm, Copenhagen and Oslo. The Nordic funds managed by CapMan have approximately EUR 1.3 billion in capital. CapMan Plc’s B-share is listed on the main list of the Helsinki Stock Exchange.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Vesa Kainu, President, Metso Ventures, tel. + 358 204 84 3258
Orvo Siimestö, Senior Advisor, CapMan, tel. +358 9 6155 8328
Erkki Pylvänäinen, President, Metso Drives, tel. +358 204 84 7600
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237

Internet: www.metso.com, www.metsodrives.com and www.capman.com

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.